Exhibit 99.1

For Investors:
David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
(212) 867-1762

For Media:
David Schull or Amiad Finkelthal
Russo Partners, LLC
(212) 845-4271
(646) 942-5626
david.schull@russopartnersllc.com;
amiad.finkelthal@russopartnersllc.com

MACROCURE LTD. PROVIDES CORPORATE UPDATE AND REPORTS
SECOND QUARTER 2015 FINANCIAL RESULTS

—Company to report VLU futility analysis results in the second half of August 2015—
—Company to report top line results from its Phase III Diabetic Foot Ulcer (DFU) in October 2015—
—Conference call and webcast scheduled for August 5, 2015 at 9:00 am Eastern Time—

PETACH TIKVA, Israel, August 4, 2015 – Macrocure Ltd. (“Macrocure” or the “Company”) (NASDAQ: MCUR), a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today provided a corporate update and reported financial results for the second quarter and six months ended June 30, 2015.

Corporate Update and Recent Highlights:

•
The Company remains on track to report VLU futility analysis results in the second half of August 2015 and report top-line study results from its pivotal, Phase III Diabetic Foot Ulcer (DFU) clinical trial in October 2015.

•	The Company remains on track to report top-line study results in the first half of 2016 from its pivotal, Phase III Venous Leg Ulcer (VLU) clinical trial.

•	Total cash position as of June 30, 2015 was $35.9 million.

"This quarter we advanced our two pivotal Phase III clinical trials of our lead product candidate CureXcell. We remain on track to receive futility analysis results in the VLU trial in August and report top-line study results in the first half of 2016. We are also pleased to report progress towards the completion of our DFU trial, which remains on track to report top-line results in October 2015,” stated Nissim Mashiach, President and Chief Executive Officer of Macrocure.

“The VLU futility analysis is an important milestone for Macrocure and will be performed on data from 60%, or approximately 160, of patients who have been randomized and completed treatment. The main purpose of this analysis, apart from ongoing safety, is to assess the probability of success of the trial based on conditional power. The futility results will constitute a significant efficacy and safety signal that will provide clarity in our ongoing VLU pivotal study. We look forward to reporting the results later this month,” concluded Mr. Mashiach.

Financial Results for the Second Quarter Ended June 30, 2015

Research and development expenses for the second quarter of 2015 were $4.8 million, compared with $3.2 million for the second quarter of 2014. This increase was primarily due to increases in ongoing clinical trial expenses for our DFU and VLU Phase III clinical studies.

General and administrative expenses for the second quarter of 2015 were $1.9 million, compared with $1.2 million for the second quarter of 2014. This increase was primarily due to elevated payroll, stock-based compensation for existing and new employees and senior staff recruiting expenses, as well as increased professional expenses and customary costs associated with being a publicly-traded company.

For the second quarter of 2015, the Company posted a net loss of $6.7 million, or $0.37 loss per share, compared with a net loss of $4.4 million, or $0.59 loss per share, in the second quarter of 2014.

Financial Results for the Six Months Ended June 30, 2015

Research and development expenses for the six months ended June 30, 2015 were $10.1 million, compared with $5.9 million for the comparable period in 2014. This increase was primarily due to increases in ongoing clinical trial expenses for our DFU and VLU Phase III clinical studies.

General and administrative expenses for six months ended June 30, 2015 were $3.5 million, compared with $1.8 million for the comparable period in 2014. This increase was primarily due to elevated payroll, stock-based compensation for existing and new employees and senior staff recruiting expenses, as well as increased professional expenses and customary costs associated with being a publicly-traded company.

For the six months ended June 30, 2015, the Company posted a net loss of $13.6 million, or $0.74 loss per share, compared with a net loss of $7.8 million, or $1.05 loss per share, in the comparable period in 2014.

Balance Sheet Highlights and Other Items

As of June 30, 2015, cash and cash equivalents, including short-term investments, were $35.9 million, compared with $41.7 million as of March 31, 2015. This $5.8 million decrease was due to our continued operating expenses, as outlined above. The Company has no debt outstanding.

www.macrocure.com

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As of June 30, 2015, the Company had 16,708,665 ordinary shares outstanding.  That figure excludes an additional 1,332,804 ordinary shares issuable upon exercise of warrants at an exercise price of NIS 0.01 per share that were outstanding as of that date.

Guidance

The Company reiterates that expected cash used for its ongoing operating activities in 2015 will be $21-$25 million – inclusive of the $11.5 million of cash already expended in the first half of 2015 – reflecting anticipated expenditures to complete its current Phase III clinical trials in process this year. As previously disclosed, that range excludes approximately $4 million in potential capital expenditures in 2015 primarily related to the Company’s anticipated new U.S. manufacturing facility, the details for which are expected to be finalized in the second half of this year. The Company expects to invest an additional $3 - $5 million to complete this facility in 2016.

Expected Corporate Milestones

▪	August 2015: Phase III futility analysis results for VLU

▪	October 2015: Phase III clinical trial results for DFU

▪	1H 2016: Phase III results for VLU

▪	2H 2016: Submit BLA to the FDA

Financial Results Conference Call and Webcast

Macrocure’s management will host a conference call to discuss the financial results and provide a business update on Wednesday, August 5, 2015 at 9:00 am EDT; 6:00 am PDT; 4:00 pm Israel time. Shareholders and other interested parties may participate in the call by dialing (877) 303-6496 (domestic/U.S.) or (315) 625-3080 (international) and provide Conference ID: 86149153. Alternatively, to access a live audio webcast of the call, please visit the Investor Relations section of the Company's website at http://investor.macrocure.com. The audio webcast will continue to be available for 30 days.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers and venous leg ulcers. The Company’s novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body’s own wound healing and regenerative components directly into the wound itself.

Macrocure’s lead product candidate, CureXcell, is a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addresses each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process. CureXcell is currently in two pivotal Phase III, double-blind clinical trials targeting a broad indication for the treatment of all types of wounds below the knee. For more information, please visit: www.macrocure.com.

www.macrocure.com

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Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market, including those risks discussed under the heading "Risk Factors" in Macrocure's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this announcement and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

www.macrocure.com

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Unaudited Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands	As of Jun-30	As of Dec-31
	2015	2014

Assets

Current assets
Cash and cash equivalents	9,588	10,868
Short term investments	26,324	35,313
Accounts receivable	344	536
Total current assets	36,256	46,717

Non-current assets
Property and equipment, net	459	451
Intangible assets, net	-	276
Deposits	5	1,255
Total non-current assets	464	1,982

Total assets	36,720	48,699

Liabilities and Shareholders' Equity

Current liabilities
Trade and other payables	2,810	2,488
Total liabilities	2,810	2,488

Shareholders' equity
Ordinary shares of NIS 0.01 par value	46	45
Share premium	100,361	95,941
Capital reserve	7,443	6,167
Warrants held by shareholders	7,835	12,256
Accumulated deficit	(81,775)	(68,198)
Total shareholders' equity	33,910	46,211

Total liabilities and shareholders' equity	36,720	48,699

www.macrocure.com

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Unaudited Condensed Interim Consolidated Statements of Loss

	Six months ended		Three months ended
U.S. dollars in thousands	June 30,		June 30,
	2015	2014	2015	2014

Research and development expenses, net	10,071	5,917	4,820	3,220
General and administrative expenses	3,544	1,823	1,932	1,168
Operating Loss	(13,615)	(7,740)	(6,752)	(4,388)

Finance income, net	125	11	117	16

Loss before income tax	(13,490)	(7,729)	(6,635)	(4,372)
Taxes on income	(87)	(78)	(39)	(38)

Loss for the period	(13,577)	(7,807)	(6,674)	(4,410)

Other Comprehensive income:
Net change in fair value of available for sale financial assets	15	-	(2)	-

Total comprehensive loss for the year	(13,562)	(7,807)	(6,676)	(4,410)

Loss per share - basic and diluted (in U.S. dollars) (*)	(0.74)	(1.05)	(0.37)	(0.59)

Weighted average number of Ordinary shares outstanding	18,247,641	7,444,042	18,247,641	7,444,042

www.macrocure.com

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Unaudited Condensed Interim Consolidated Statements of Cash Flows

	Six months ended		Three months ended
U.S. dollars in thousands	June 30,		June 30,
	2015	2014	2015	2014

Cash flows from operating activities:
Loss for the period	(13,577)	(7,807)	(6,674)	(4,410)

Adjustments:
Depreciation	48	57	24	29
Amortization	276	276	138	138
Financing income, net	(125)	(11)	(117)	(16)
Taxes on income	87	78	39	38
Share based compensation	1,261	567	690	465
	1,547	967	774	654
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable	180	(1,579)	160	(776)
Increase in trade and other payables	392	1,308	72	209
	572	(271)	232	(567)

Income tax paid	(76)	(152)	(66)	-
Interest received	250	8	92	5

Net cash used in operating activities	(11,284)	(7,255)	(5,642)	(4,318)

Cash flows from investing activities:
Purchase of property and equipment	(57)	(106)	(52)	(31)
Decrease (Increase) in long terms deposits	1,250	6	1	4
Investment in short term deposits	8,385	-	2,386	-
Investment in Available for Sale financial assets	(418)	-	-	-
Repayment of available for sale financial assets	865	-	865	-

Net cash used in investing activities	10,025	(100)	3,200	(27)

Cash flows from financing activities:

Prepaid issuance costs	-	(443)	-	(443)

Net cash provided by financing activities	-	(443)	-	(443)

Net increase (decrease) in cash and cash equivalents	(1,259)	(7,798)	(2,442)	(4,788)

Effect of exchange rate changes on cash and cash equivalents	(21)	(6)	8	(2)

Cash and cash equivalents at beginning of the period	10,868	18,995	12,022	15,981

Cash and cash equivalents at end of the period	9,588	11,191	9,588	11,191

www.macrocure.com

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